Press Release	October 30, 2026

Largo Reports Q3 2026 Production and Sales Results Reflecting Vanadium Diversification with First Production of Copper, Gold and Platinum Group Metals; Advances Commercial Bank Debt Restructuring

All amounts expressed are in U.S. dollars, denoted by "$".

Q3 2026 and Nine-Month Highlights

• Vanadium production: 2,093 tonnes of vanadium pentoxide ("V₂O₅") in Q3 2026 vs 2,636 tonnes in Q3 2025 following a strategy to reduce inventories and refocus on high-margin products. Year-to-date 2026 V2O5 production at 7,609 tonnes increased 23% year over year. Q3 2026 sales at 2,428 tonnes remained stable vs 2,417 tonnes in Q3 2025. This reflects Largo pursuing a conscious strategy of reducing inventory to enhance its liquidity and to try to target its sales to profitable demand.

• Copper production: 108 tonnes contained in concentrates in Q3 2026; first production recorded, derived as a vanadium by-product.

• Gold Production: 289 ounces contained in concentrates in Q3 2026; first production recorded, derived as a vanadium by-product.

• Platinum Production: 166 ounces contained in concentrates in Q3 2026, first production recorded, derived as a vanadium by-product.

• Palladium Production: 291 ounces contained in concentrates in Q3 2026, first production recorded, derived as a vanadium by-product.

• Iron Ore Calcine Sales: 13,902 tonnes to Brazilian domestic market.

• Ilmenite Production: Nil, as the Company decided to use its flotation plant infrastructure for higher-margin copper, gold, and platinum group metals ("PGMs") production. Current studies are underway to potentially resume ilmenite production in the medium term.

• Concentrate commercialization market acceptance: Largo sold copper-gold-PGMs production to three large commodity traders and one European smelter, reflecting the commercial attractiveness of Largo's by-product concentrates, which include copper, gold, platinum, and palladium.

• Mining and recovery performance: Largo mined 543,688 tonnes of ore in Q3 2026, with an effective ore grade¹ of 0.41% V₂O₅ and global recovery² of 81.4%, compared with 611,101 tonnes, an effective ore grade of 0.52% V₂O₅ and global recovery of 79.4% in Q3 2025.

• Maintaining vanadium sales guidance but adjusting production to reflect inventory reduction strategy: Largo maintains its V2O5 sales guidance in the 7,500-9,500 MT range but is lowering production guidance to the 9,500-10,500 MT range from 10,500-12,000 MT as it continues to optimize its product mix and production strategy.

• Debt restructuring agreements cover approximately 58.4% of commercial bank senior debt: Largo has executed definitive restructuring agreement with Banco Santander (Brasil) S.A. Together with previously announced agreements, these arrangements cover approximately 58.4% of the Company's commercial bank senior debt.

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), the world's largest primary vanadium producer, today announces its production and sales results for the third quarter and the nine months ended September 30, 2026. During Q3 2026, the Company produced 2,093 tonnes of V₂O₅ equivalent at its Maracás Menchen Mine and sold 2,428 tonnes of V₂O₅ equivalent. For the first nine months of 2026, V₂O₅ production totaled 7,609 tonnes and sales totaled 7,223 tonnes, representing year-over-year increases of 23% and 15%, respectively.

The Company also provides an update on its commercial bank debt-restructuring process, reports continued progress in its new vanadium by-products, including copper, gold, platinum and palladium following the commencement of full-scale production in August 2026.

Mr. Alberto Arias, Executive Chairman and Co-Chief Executive Officer of Largo, commented: "During the third quarter, Largo diversified its product mix with the start of production of copper, gold, platinum and palladium as new by-products of Largo's core V₂O₅ production business. V2O5 production at 2,093 tonnes in Q3 2026 reflected our previously announced strategy to reduce inventories and prioritize production of higher-margin products while keeping V₂O₅ sales stable at 2,428 tonnes. While this strategy may lower overall vanadium production volumes, our objective is to improve the value generated per tonne produced, strengthening the economics of our operations. In addition, the previously announced potential expansion of our high-profit-margin copper-gold-PGM business and our continued focus on cost discipline to offset currently high specific consumables costs aim to maximize the value recovered from the Maracás Menchen Mine and metallurgical complex and support Largo's longer-term financial and operating objectives."

Mr. James (Jim) Bannantine, Co-Chief Executive Officer of Largo, added: "Our commercial strategy is focused on expanding demand for Largo's higher-value vanadium products by deepening relationships with customers in the defense, aerospace and energy storage sectors, including delivering our first purchase order of $60 million of high-purity vanadium to the U.S. Defense Logistics Agency, while advancing the commercial development of our copper, gold and PGM vanadium by-product business. We are aiming to increase our high-purity vanadium volumes, with the objective of enhancing realized pricing, improving margins and strengthening cash generation. Our recent optimization study indicated the potential to produce high-purity vanadium representing approximately 68% of total output at an overall production rate of approximately 876 tonnes per month. We are evaluating the implications of this product mix for production volumes, realized prices, operating margins and cash flow. Alongside our vanadium business, primarily converted into ferro-vanadium, we are focused on progressing copper-gold and PGM sales and customer deliveries as we build on the commencement of full-scale production."

Q3 2026 Production and Sales

	Q3 2026	Q3 2025	Change
Total Mined - Dry Basis (tonnes)	1,536,154	3,865,738	-60.3%
Total Ore Mined (tonnes)	543,688	611,101	-11.0%
Ore Grade Mined - Effective V2O5 Grade (%)[1]	0.41	0.52	-21.2%

Vanadium Magnetic Concentrate Produced (tonnes)	88,444	112,669	-21.5%
Grade of Concentrate (% V2O5)	2.55	2.80	-8.9%
Global Recovery (V2O5%)[2]	81.4	79.4	+2.5%

V2O5 produced (Flake + Powder) (tonnes)	2,093	2,636	-20.6%
High purity V2O5 equivalent produced (%)	8%	29%	-72.4%
V2O5 produced (equivalent pounds) [3]	4,614,270	5,811,378	-20.6%
Total V2O5 equivalent sold (tonnes)	2,428	2,417	+0.5%
Produced V2O5 equivalent sold (tonnes)	2,428	2,400	+1.2%
Purchased V2O5 equivalent sold (tonnes)	-	17	-100.0%

Ilmenite concentrate produced (tonnes)	-	8,643	-100.0%
Ilmenite concentrate sold (tonnes)	-	6,358	-100.0%

	Q3 2026	Q3 2025	Change
Copper contained in concentrate produced (tonnes)	108	N/A	N/A
Copper- sold (tonnes)	-	N/A	N/A
Gold contained in concentrate produced (ounces)	289	N/A	N/A
Gold sold (ounces)	-	N/A	N/A
Platinum contained in concentrate produced (ounces)	166	N/A	N/A
Platinum sold (ounces)	-	N/A	N/A
Palladium contained in concentrate produced (ounces)	291	N/A	N/A
Palladium sold (tonnes)	-	N/A	N/A

Note: Largo produces copper, gold, platinum or palladium as elements contained in a single polymetallic mineral concentrate, produced as a by-product of the Company's vanadium operations. The copper, gold, platinum and palladium figures reported in this release represent the metal contained in the polymetallic mineral concentrate produced in August and September 2026, following receipt of regulatory approval in August 2026, calculated from the concentrate dry tonnage and assay grades shown below. August grades are preliminary.

Polymetallic mineral concentrate production and grades - Q3 2026

Period	Concentrate (dry t)	Cu (%)	Au (g/t)	Pt (g/t)	Pd (g/t)	Ag (g/t)
August 2026	371	15.29	14.30	5.42	16.60	53.77
September 2026	314	16.47	12.76	10.60	10.18	63.22
Q3 2026 (weighted)	685	15.83	13.59	7.79	13.66	58.18
Contained metal - Q3 2026		108 t	289 oz	166 oz	291 oz	1,238 oz

Contained gold, platinum, palladium and silver converted at 31.1035 grams per troy ounce.

Year-to-Date Production and Sales

	YTD 2026	YTD 2025	Change
Total Mined - Dry Basis (tonnes)	10,021,079	12,060,606	-16.9%
Total Ore Mined (tonnes)	2,107,932	1,543,402	+36.6%
Ore Grade Mined - Effective V2O5 Grade (%)	0.47	0.49	-4.1%

Vanadium Magnetic Concentrate Produced (tonnes)	325,671	255,706	+27.4%
Grade of Concentrate (%V2O5)	2.71	2.84	-4.6%
Global Recovery (%)	82.3	81.1	+1.5%

V₂O₅ produced (Flake + Powder) (tonnes)	7,609	6,189	+22.9%
High purity V₂O₅ equivalent produced (%)	4.7	34.5	-86.4%
V₂O₅ produced (equivalent pounds)	16,774,954	13,644,393	22.9%
Total V₂O₅ equivalent sold (tonnes)	7,223	6,290	+14.8%
Produced V₂O₅ equivalent sold (tonnes)	7,162	5,992	+19.5%
Purchased V₂O₅ equivalent sold (tonnes)	61	298	-79.5%

Ilmenite concentrate produced (tonnes)	18,719	22,954	-18.4%
Ilmenite concentrate sold (tonnes)	21,536	21,029	+2.4%
Copper contained in concentrate produced (tonnes)	108	N/A	N/A
Copper- sold (tonnes)	-	N/A	N/A
Gold contained in concentrate produced (ounces)	289	N/A	N/A
Gold sold (ounces)	-	N/A	N/A
Platinum contained in concentrate produced (ounces)	166	N/A	N/A

	YTD 2026	YTD 2025	Change
Platinum sold (ounces)	-	N/A	N/A
Palladium contained in concentrate produced (ounces)	291	N/A	N/A
Palladium sold (ounces)	-	N/A	N/A

2026 Guidance

Largo is maintaining its previously announced 2026 sales guidance for vanadium but lowering its vanadium production guidance and increasing its guidance for adjusted cash operating costs excluding royalties, before by-product credits, to $5.00-6.00/lb V205 due to input cost pressures such as diesel and sulfuric acid.  Note that the new by-product credits from copper, gold, platinum, palladium and silver generate approximately $1.2-$1.8 million per month, which would equate to a by-product credit of approximately $0.78-$1.00 per pound of V205 production, offsetting most of the cost guidance increase starting in Q4 2026 when by-product credits are expected to begin to be reflected as revenues.

The guidance ranges are set out below. Vanadium sales guidance excludes purchased products and material sold under the Company's vanadium inventory supply agreement. Ilmenite production and sales guidance remain suspended while the Company evaluates best use and/or expansion of its flotation infrastructure for copper-gold-PGM production as well as potential ilmenite recovery. In September, Largo reported encouraging test work on recovering ilmenite from copper-PGM flotation tailings.

2026 annual vanadium guidance	Unit	Low	High
V₂O₅ equivalent production	tonnes	9,500	10,500
V₂O₅ equivalent sales	tonnes	7,500	9,500
Adjusted cash operating costs excluding royalties[1]	$/lb sold	5.00	6.00

1: Adjusted cash operating costs excluding royalties per pound sold is a non-GAAP ratio without a standardized IFRS definition. It reflects adjusted mine cash operating costs, excluding royalties and write-downs of produced products, divided by pounds of mine-produced vanadium equivalent sold. Management uses it to assess mine operating performance; it may not be comparable with similarly named measures reported by other issuers.

Polymetallic mineral concentrate guidance remains 300 to 380 tonnes per month. Expected average concentrate grades are approximately 15% copper, 13 g/t gold, 16 g/t platinum, 12 g/t palladium and 53 g/t silver. Gold, platinum and palladium together total approximately 41 g/t.

Further Progress on Brazilian Bank Debt Restructuring

Largo has executed a definitive debt-restructuring agreement with Banco Santander (Brasil) S.A. Together with the definitive agreements previously executed with Banco do Brasil S.A. and Caixa Econômica Federal, the agreements now cover approximately 58.4% of Largo's commercial bank senior debt.

The agreement is substantially consistent with the terms of the binding term sheet described in the Company's August 20, 2026 press release. The restructuring framework provides for a final maturity in March 2030, a six-month grace period for principal repayments, followed by 36 months of quarterly principal amortization, with interest payable monthly.

About Largo

Largo is the world's largest primary vanadium producer and a globally recognized supplier of high-quality vanadium products, sourced from its world-class Maracás Menchen Mine in Brazil. Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its investment in Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and 100% interest in the Currais Novos Tungsten Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking information in this press release may include, but is not limited to, statements regarding the timing and amount of estimated future production and sales; the Company's 2026 vanadium production, sales and cost guidance; the expected amount and timing of by-product credits and their recognition as revenues; copper-PGM concentrate output and expected grades; the Company's production and sales outlook; the Company's inventory reduction strategy; customer demand and delivery timing, including deliveries under the Company's purchase order with the U.S. Defense Logistics Agency; sales arrangements for the Company's by-product concentrates; operating priorities and planned operational measures; the results of the Company's optimization study, including the potential high-purity production mix and its expected effects on volumes, pricing, margins and cash flow; potential copper-PGM capacity expansion in 2027; potential ilmenite recovery and the potential resumption of ilmenite production; cost control and input cost pressures; the anticipated benefits of the Company's debt restructuring and the restructuring of the Company's remaining commercial bank senior debt; the Company's ability to service its indebtedness and meet its financial obligations as they become due; and the Company's ability to execute its production, inventory and commercial plans.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine; the availability of financing for operations and development; the Company's ability to fund operations and meet its financial obligations as they come due; the successful restructuring of the Company's remaining commercial bank senior debt on acceptable terms; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; that the Company's current plans for vanadium and ilmenite products can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's products in an evolving market; that the Company will enter into agreements for the sales of its products on favourable terms; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; uncertainty regarding future sales volumes and customer demand; changes in global trade policies, including the imposition of tariffs or other trade restrictions by the United States or other jurisdictions. Additional assumptions relating to copper-PGM concentrate include the suitability of feed material and existing processing infrastructure; the achievement of expected recoveries and product grades; customer performance under sales arrangements; sufficient demand and pricing to support the revised product mix; and engineering and metallurgical studies supporting potential expansion and recovery processes at commercial scale.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "guidance", "potential", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply.

Trademarks are owned by Largo Inc.

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1 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate

2 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery

3 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.